                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                             ERIE INDEMNITY COMPANY
                                (Name of Issuer)

                              Class B Common Stock
                         (Title of Class of Securities)

                                   29530P-201
                                 (CUSIP Number)

                                SUSAN HIRT HAGEN
                           c/o ROGER W. RICHARDS, ESQ.
                              RICHARDS & ASSOCIATES
                           100 STATE STREET, SUITE 440
                          ERIE, PENNSYLVANIA 16507-1456
                                 (814) 455-0370
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                             LAWRENCE LEDERMAN, ESQ.
                       MILBANK, TWEED, HADLEY & McCLOY LLP
                             1 CHASE MANHATTAN PLAZA
                               NEW YORK, NY 10005

                                 March 9, 2000
             (Date of Event Which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


                               Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP NO.:  29530P-201

(1)      NAME OF REPORTING PERSON:  Susan Hirt Hagen

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   / /

         (b)   /X/

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  Not Applicable

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) / /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:  12

(8)      SHARED VOTING POWER:  1,170

(9)      SOLE DISPOSITIVE POWER:  12

(10)     SHARED DISPOSITIVE POWER:  1,170

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  1,182

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES /X/

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  38.5%

(14)     TYPE OF REPORTING PERSON:  IN


                               Page 2 of 6 Pages

                  This Amendment No. 2 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 10, 1999 (as amended, the "Schedule 13D"), with respect to the Class B Common Stock, no par value (the "Class B Common Stock"), of Erie Indemnity Company, a Pennsylvania corporation (the "Company"). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

                  This Amendment No. 2 is being filed by Susan Hirt Hagen ("Mrs. Hagen").

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 of the Schedule 13D is hereby amended to add the following:

                  On March 9, 2000, Mrs. Hagen delivered a Complaint, a Motion for a Preliminary Injunction and a supporting Memorandum of Law (collectively, the "Complaint") to President Judge William R. Cunningham of the Erie County, Pennsylvania, Court of Common Pleas. Mrs. Hagen is the plaintiff and moving party and the Company is the defendant and respondent in this matter. On March 14, 2000, Judge Cunningham signed a Rule to Show Cause setting a hearing date for Mrs. Hagen's Motion for a Preliminary Injunction for April 3, 2000 at 10:00 a.m. Thereafter, on March 14, 2000, the Complaint, was filed with the Court's prothonotary and service of original process was promptly effected upon the Company. The Complaint seeks to enforce Mrs. Hagen's right as a Class B Shareholder of the Company to nominate candidates for the Board and to have those candidates put to a vote at a Shareholders' meeting. Mrs. Hagen has asked for preliminary injunctive relief because her rights are clear as a matter of law and because the Company's denial of her rights must be resolved prior to the Annual Meeting.

                               Page 3 of 6 Pages

                  Except as described above in this Item, Mrs. Hagen has no present plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) to (j) of Item 4 of Schedule 13D.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

                  4. Complaint, Motion for a Preliminary Injunction and a
                     Supporting Memorandum of Law filed on March 9, 2000 by Susan Hirt Hagen in the Court of Common Pleas, Erie County, Pennsylvania against the Company.


                               Page 4 of 6 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                /s/ Susan Hirt Hagen
                                                --------------------
                                                Susan Hirt Hagen

March 24, 2000


                               Page 5 of 6 Pages

                                  EXHIBIT INDEX


Exhibit                             Description
-------                             -----------

1. Complaint, Motion for a Preliminary Injunction and a Supporting Memorandum of Law filed on March 9, 2000 by Susan Hirt Hagen in the Court of Common Pleas, Erie County, Pennsylvania against the Company.


                               Page 6 of 6 Pages